EXHIBIT 1
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                                  ANNOUNCEMENT


                              WPP GROUP plc ("WPP")

WPP was informed on 30 October 2003 that Mr Howard Paster, a director of the Company, exercised options over 75,000 ordinary shares in WPP at (pound)1.54 pence per share under the WPP Executive Share Option Scheme. The resultant shares were sold at a price of (pound)5.69 per share.

Mr Paster's beneficial holding in WPP is 203,167 ordinary shares, and 527,194 share options exercisable between now and 2012 at subscription prices between (pound)1.54 and (pound)9.01 per share.


31 October 2003


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